FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of June 2005

                           ==========================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                           ==========================

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.







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                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

              EXECUTION OF DEFINITIVE AGREEMENTS TO ACQUIRE ASSETS

     On June 20, 2005, a wholly-owned subsidiary of the Registrant (the "Acquiror") executed definitive agreements regarding the acquisition of Vitarroz Corp., a New Jersey-based distributor of food products for the Hispanic market in the United States ("Vitarroz").

     The definitive agreements provide that the Acquiror may elect to acquire either a fifty percent interest in the business of Vitarroz (the "Business") or a fifty-five percent interest in the Business. If the Acquiror elects to acquire a fifty percent interest in the Business, the Acquiror will at closing invest US$1,000,000 in the Business for use as working capital. If the Acquiror elects to acquire a fifty-five percent interest in the Business, the Acquiror will (i) invest at closing US$1,000,000 in the Business for use as working capital and
(ii) make a loan at closing of US$1,200,000 to the Business. The definitive agreements also provide that the Registrant will guarantee the payment of up to $2,250,000 in outstanding commercial bank indebtedness of the Business. The repayment of the commercial bank indebtedness of the Business will also be secured by the receivables and the inventory of the Business. If the Acquiror elects to acquire a fifty percent interest in the Business, the definitive agreements provide that within eighteen months of the closing of the transaction, the Acquiror shall have the option either to (i) acquire for a nominal price an additional one percent interest in the Business in consideration of making a loan of US$1,200,000 to the Business or (ii) require that its fifty percent interest in the Business be reacquired by Vitarroz for US$1,000,000. If the Acquiror elects to acquire a fifty-five percent interest in the Business, the definitive agreements provide that within twelve months of the closing of the transaction the Acquiror shall have the option to require that its fifty-five percent interest in the Business be reacquired by Vitarroz for US$2,200,000.

     Consummation of the Vitarroz transaction is contingent upon the completion of final due diligence, Board of Director approval of the transaction, approval of regulatory bodies (if necessary) and the satisfaction of other customary closing conditions, as well as the satisfactory resolution of any issues that arise during the acquisition process. As a result there can be no assurance that the Vitarroz transaction will be consummated.

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                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.


Dated:  June 30, 2005

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer